UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

Pain Therapeutics, Inc.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

69562K100
(CUSIP Number)

April 13, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[X]         Rule 13d-1(c)

[ ]           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP NO. 69562K100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sabretooth Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 2,350,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 2,350,000 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.37%
12	Type of Reporting Person (See Instructions) PN

CUSIP NO. 69562K100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sabretooth Capital Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 2,350,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 2,350,000 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.37%
12	Type of Reporting Person (See Instructions) OO

CUSIP NO. 69562K100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sabretooth Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 2,350,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 2,350,000 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.37%
12	Type of Reporting Person (See Instructions) OO

CUSIP NO. 69562K100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Erez Kalir
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 2,350,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 2,350,000 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.37%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 69562K100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Craig Perry
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 2,350,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 2,350,000 Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.37%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 69562K100

Item 1.

(a)	Name of Issuer
Pain Therapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices
2211 Bridgepointe Parkway Suite 500 San Mateo, CA 94404

Item 2.

(a)	Name of Person Filing

(i) Sabretooth Master Fund, L.P. (the “Partnership”), a Cayman Islands exempted limited partnership, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it.

(ii) Sabretooth Capital Partners, LLC (the “General Partner”), which serves as the general partner of the Partnership.

(iii) Sabretooth Capital Management, LLC (the “Investment Manager”), which serves as the investment manager to the Partnership.

(iv) Mr. Erez Kalir who serves as a managing member of both the General Partner and the Investment Manager.

(v) Mr. Craig Perry who serves as a managing member of both the General Partner and the Investment Manager.

(b)	Address of Principal Business Office or, if none, Residence

Sabretooth Master Fund, L.P., c/o Sabretooth Capital Partners, LLC
Sabretooth Capital Partners, LLC
Sabretooth Capital Management, LLC
405 Lexington Avenue, 50th Floor
New York, NY 10174

Erez Kalir
Craig Perry
c/o Sabretooth Capital Partners, LLC
405 Lexington Avenue, 50th Floor
New York, NY 10174

CUSIP NO. 69562K100

(c)	Citizenship
Sabretooth Master Fund, L.P. - Cayman Islands Sabretooth Capital Partners, LLC - Delaware, U.S.A. Sabretooth Capital Management, LLC - Delaware, U.S.A. Erez Kalir - U.S.A. Craig Perry - U.S.A.
(d)	Title of Class of Securities
Common stock, $0.001 par value (the “Common Stock”)
(e)	CUSIP Number
69562K100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of April 19, 2011, the Partnership owned 2,350,000 shares of Common Stock.  The percentages herein are calculated based upon the 43,727,382 shares of Common Stock issued and outstanding as April 1, 2011, as reported on the Issuer’s Form DEF 14A filed with the SEC on April 8, 2011.

CUSIP NO. 69562K100

A. Sabretooth Master Fund, L.P.
    (a) Amount beneficially owned: 2,350,000 shares
    (b) Percent of class: 5.37%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: 0 shares
       (ii) Shared power to vote or direct the vote: 2,350,000 shares
       (iii) Sole power to dispose or direct the disposition: 0 shares
       (iv) Shared power to dispose or direct the disposition: 2,350,000 shares

B. Sabretooth Capital Partners, LLC
    (a) Amount beneficially owned: 2,350,000 shares
    (b) Percent of class: 5.37%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: 0 shares
       (ii) Shared power to vote or direct the vote: 2,350,000 shares
       (iii) Sole power to dispose or direct the disposition: 0 shares
       (iv) Shared power to dispose or direct the disposition: 2,350,000 shares

C. Sabretooth Capital Management, LLC
    (a) Amount beneficially owned: 2,350,000 shares
    (b) Percent of class: 5.37%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: 0 shares
       (ii) Shared power to vote or direct the vote: 2,350,000 shares
       (iii) Sole power to dispose or direct the disposition: 0 shares
       (iv) Shared power to dispose or direct the disposition: 2,350,000 shares

D. Erez Kalir
    (a) Amount beneficially owned: 2,350,000 shares
    (b) Percent of class: 5.37%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: 0 shares
       (ii) Shared power to vote or direct the vote: 2,350,000 shares
       (iii) Sole power to dispose or direct the disposition: 0 shares
       (iv) Shared power to dispose or direct the disposition: 2,350,000 shares

E. Craig Perry
    (a) Amount beneficially owned: 2,350,000 shares
    (b) Percent of class: 5.37%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: 0 shares
       (ii) Shared power to vote or direct the vote: 2,350,000 shares
       (iii) Sole power to dispose or direct the disposition: 0 shares
       (iv) Shared power to dispose or direct the disposition: 2,350,000 shares

CUSIP NO. 69562K100

This statement relates to holdings of the Partnership over which the General Partner and the Investment Manager have discretionary trading authority.  The managing members of the General Partner and the Investment Manager are Erez Kalir and Craig Perry, who share investment management duties. The Partnership, the General Partner, the Investment Manager, Mr. Kalir and Mr. Perry are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons disclaim beneficial ownership of all shares of Common Stock reported hereby, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

As the sole general partner of the Partnership, the General Partner has the power to vote and dispose of the Common Stock owned by the Partnership and, accordingly, may be deemed the "beneficial owner" of such Common Stock.  As the investment manager of the Partnership, the Investment Manager has the power to vote and dispose of the Common Stock owned by the Partnership and, accordingly, may be deemed the "beneficial owner" of such Common Stock.  The managing members of the General Partner and the Investment Manager are Erez Kalir and Craig Perry.

Erez Kalir and Craig Perry share investment management duties.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 69562K100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 20, 2011

Sabretooth Master Fund, L.P. By: Sabretooth Capital Partners, LLC its General Partner By: /s/ Erez Kalir Name: Erez Kalir Title: Managing Member
Sabretooth Capital Partners, LLC By: /s/ Erez Kalir Name: Erez Kalir Title: Managing Member
Sabretooth Capital Management, LLC By: /s/ Erez Kalir Name: Erez Kalir Title: Managing Member
/s/ Erez Kalir Erez Kalir
/s/ Craig Perry Craig Perry

Exhibit 1
JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of April 20, 2011, is entered into by and among Sabretooth Capital Partners, LLC, a Delaware limited liability company, Sabretooth Capital Management, LLC, a Delaware limited liability company, Sabretooth Master Fund, L.P., a Cayman Islands exempted limited partnership, Erez Kalir, an individual, and Craig Perry, an individual (all of the foregoing are collectively referred to herein as the "Sabretooth Entities").

Each of the Sabretooth Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G (and amendments thereto) with respect to shares of common stock, $0.001 par value, of Pain Therapeutics, Inc., beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Sabretooth Entities upon one week's prior written notice or such lesser period of notice as the Sabretooth Entities may mutually agree.

Executed and delivered as of the date first above written.

Sabretooth Master Fund, L.P.

By:  Sabretooth Capital Partners, LLC, its General Partner

By: /s/ Erez Kalir
Name:  Erez Kalir
      Title:   Managing Member

Sabretooth Capital Partners, LLC

By: /s/ Erez Kalir
       Name:  Erez Kalir
       Title:  Managing Member

Sabretooth Capital Management, LLC

By: /s/ Erez Kalir
       Name:  Erez Kalir
       Title:  Managing Member

/s/ Erez Kalir
Erez Kalir

/s/ Craig Perry
 Craig Perry